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                                                               [Hartford Logo]

July 17, 2006

VIA EDGAR

Michael L. Kosoff
Staff Attorney--Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4644

Re: Registration Statement on Form N-4
    File No. 333-119424

Dear Mr. Kosoff:

In accordance with our discussions on July 6, 13 and 14, 2006, presented below please find your inquiries and comments (marked in italics) and our responses.

1. PLEASE CONSIDER MOVING THE "DEFINITIONS" SECTION TO THE BEGINNING OF THE PROSPECTUS.

We moved the Definitions away from the beginning of the Prospectus based on feed back that this section confused customers who were interested in first reading the Highlights, Synopsis and the specific benefits offered. We have listed this section in the Table of Contents with the hope that readers can more easily cross reference defined terms. We therefore prefer not to adopt this change.

2. PLEASE CONSIDER REMOVING CROSS REFERENCES IN THE HIGHLIGHTS AND APPENDIX A TO OTHER FORMS OF CONTRACTS OFFERED.

We believe that this cross reference section serves an important role in supporting the overall suitability of the products we offer by alerting investors to other investment choices. We also direct you to the New York Life LifeStages(R) Flexible Premium Variable Annuity registration statement filed on Form N-4 (File No. Registration No. 033-53344, 811-0728) where the staff appears to have approved a comparable approach to disclosure. We therefore respectfully decline making this change.

3. IN THE HIGHLIGHTS (SECTION 1(A) ON PAGE 3), PLEASE EITHER DESCRIBE THE "INVESTEASE PROGRAM" OR ADD A CROSS-REFERENCE TO THE SECTION OF THE PROSPECTUS WHERE THIS PROGRAM IS DESCRIBED.

In the first sentence of the "Premium Payments" section where this program is first referenced, we propose adding the following parenthetical: "(see Section 5(f) for a description of this optional program)"

4. IN THE HIGHLIGHTS (SECTION 1(B) ON PAGE 3), DELETE THE SECOND SENTENCE REGARDING THE CALCULATION OF DEATH BENEFITS AS THIS IS NOT NECESSARY INFORMATION FOR THE HIGHLIGHTS SECTION.

Agreed.

5. IN THE HIGHLIGHTS (SECTION 1(B) ON PAGE 4), PLEASE SIMPLIFY THE DESCRIPTION OF "OPTIONAL WITHDRAWAL BENEFITS" TO THE EXTENT POSSIBLE.

We propose replacing the description of The Hartford's Lifetime Income Foundation and The Hartford's Lifetime Income Builder II with the following:

    o THE HARTFORD'S LIFETIME INCOME FOUNDATION: Provided you follow the benefit rules, this rider provides an annual Lifetime Benefit Payment that is intended to continue over the lifetimes of one or more Covered Lives depending on the survivor option chosen. The amount of your Lifetime Benefit Payment is dependent upon the date of your first partial Surrender and the age of the Relevant Covered Life. [Single Life Option: Maximum issue ages of Owner(s) and Annuitant--80; Joint/Spousal Option: Maximum issue ages of Owner(s), Annuitant and Beneficiary--80] See Section 7(b) for more information.



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    o THE HARTFORD'S LIFETIME INCOME BUILDER II: Provided you follow the benefit rules, this rider provides an annual Lifetime Benefit Payment that is intended to continue over the lifetimes of one or more Covered Lives depending on the survivor option chosen. The amount of your Lifetime Benefit Payment is dependent upon the date of your first partial
      Surrender, the age of the Relevant Covered Life and automatic annual Payment Base increases. [Single Life Option: Maximum issue ages of
      Owner(s) and Annuitant--75; Joint/Spousal Option: Maximum issue ages of Owner(s), Annuitant and Beneficiary--75]: See Section 7(c) for more information. Subject to state approval of this rider, The Hartford's Lifetime Income Builder is closed to new investors. Please refer to Appendix C for a description of that rider.

6. IN THE HIGHLIGHTS (SECTION 1(B) ON PAGE 4), PLEASE SIMPLIFY THE DESCRIPTION OF "STANDARD DEATH BENEFITS" TO THE EXTENT POSSIBLE. SPECIFICALLY, BEGIN THE DESCRIPTION OF THE LAST CLAUSE OF THE PREMIUM SECURITY AND ASSET PROTECTION DEATH BENEFITS (CLAUSES (III) AND (II) RESPECTIVELY) WITH THE WORDS "THE LESSER OF".

We propose revising this section as follows:

"Standard Death Benefits--

    o PREMIUM SECURITY DEATH BENEFIT (Maximum issue age(s) of Owner(s) and Annuitant--80): The highest of:

        o Contract Value;

        o Total Premium Payments adjusted for partial Surrenders; or

        o The lesser of Maximum Anniversary Value or Contract Value plus 25% of Maximum Anniversary Value (excluding Premium Payments we receive within 12 months of death).

    o ASSET PROTECTION DEATH BENEFIT (Issue age(s) of Owner(s) and Annuitant--81
      - 85): The highest of:

        o Contract Value; or

        o The lesser of Premium Payments (adjusted for partial Surrenders) or Contract Value plus 25% of total Premium Payments adjusted for partial Surrenders (excluding Premium Payments we receive within 12 months of death).

References to "Contract Value" refer to the date we receive due proof of death. See Section 5(e) for more information."

7. IN THE HIGHLIGHTS (SECTION 1(D) ON PAGE 5), PLEASE DELETE OR SIMPLIFY THE DESCRIPTION OF "SALES CHARGES".

We propose replacing this section with the following:

"This Contract is subject to a Contingent Deferred Sales Charge when you make a full or partial Surrender of your Contract, subject to certain exceptions. Please refer to Sections 2, 5(b) and 8(b) for more information."

8. IN THE HIGHLIGHTS (SECTION 1(D) ON PAGE 5), PLEASE DELETE OR SIMPLIFY THE DESCRIPTION OF "CONTRACT CHARGES" AND "OPTIONAL CONTRACT CHARGES".

We propose replacing this section with the following:

"This Contract is subject to the following charges:

    o Mortality and Expense Risk Charges

    o Administrative Charges

    o Annual Maintenance Fee

    o Premium Taxes

    o Optional Rider Fees (if chosen)

Charges and fees may have a significant impact on Contract Values and the investment performance of Sub-Accounts. This impact may appear to be more significant for Contracts with lower Contract Values. See Sections 2, 5(b), 6, 7 and 8(b) for more information."



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9.   IN THE SYNOPSIS (SECTION 2), PLEASE CLARIFY WHETHER THE ANNUAL MAINTENANCE
FEE AND OPTIONAL CHARGES REFERENCED IN FOOTNOTES 3 AND 6 ARE CHARGED ON A CONTRACT ANNIVERSARY AND/OR UPON SURRENDER.

These charges may be applied on both the Contract Anniversary and the Surrender date. For footnote 3, we propose replacing the reference to "or" with "and/or". In footnote 6, we propose replacing the reference to "or" with "and".

10. IN THE HYPOTHETICAL EXAMPLE IN THE SYNOPSIS (SECTION 2), PLEASE SUPPLEMENTALLY EXPLAIN WHY A HYPOTHETICAL USING $40,000 RATHER THAN $10,000 WAS USED.

All references to $40,000 will be changed to $10,000.

11. IN THE HYPOTHETICAL EXAMPLE IN THE SYNOPSIS (SECTION 2), PLEASE SUPPLEMENTALLY CONFIRM THAT THE FIGURES AND ASSUMPTIONS PROVIDED TAKE INTO ACCOUNT THE MAV PLUS OPTIONAL DEATH BENEFIT.

The data reflected will reflect the highest possible combination of optional benefit charges as noted in the second sentence of the first paragraph.

12. IN THE PERFORMANCE RELATED INFORMATION (SECTION 4), PLEASE SUPPLEMENTALLY EXPLAIN WHY REFERENCE IS MADE THROUGHOUT TO THE "SEPARATE ACCOUNT'S INCEPTION" RATHER THAN THE "SUB-ACCOUNT'S INCEPTION".

In order to illustrate a longer and presumably more relevant performance history, our marketing materials may refer to performance that pre-dates the inclusion of an underlying fund as a sub-account. We understand that this topic was previously discussed with the Commission staff.

13. IN THE PERFORMANCE RELATED INFORMATION (SECTION 4), PLEASE SUPPLEMENTALLY CONFIRM THAT "[T]OTAL RETURN CALCULATIONS REFLECT A DEDUCTION FOR TOTAL ANNUAL FUND OPERATING EXPENSES, ANY CONTINGENT DEFERRED SALES CHARGE, SEPARATE ACCOUNT ANNUAL EXPENSES WITHOUT ANY OPTIONAL CHARGE DEDUCTIONS AND THE ANNUAL MAINTENANCE FEE."

Total return calculations take all of those things into consideration as well as front end sales charges where applicable.

14. IN THE CONTRACT (SECTION 5(A)), UNDER THE SUBSECTION ENTITLED "ABUSIVE TRANSFER POLICY" (PAGE 16), PLEASE DELETE THE LAST SENTENCE OF THE FIRST FULL PARAGRAPH.

Agreed.

15. IN THE CONTRACT (SECTION 5(A)), AT THE CONCLUSION OF THE SUBSECTION ENTITLED "FIXED ACCUMULATION FEATURE TRANSFER RESTRICTIONS" (PAGE 16), PLEASE ADD A DISCLOSURE THAT IT MAY TAKE SEVERAL YEARS TO TRANSFER ALL SUB-ACCOUNT VALUES TO OR FROM THE FIXED ACCUMULATION FEATURE AND THEREFORE THIS MAY NOT PROVIDE AN EFFECTIVE SHORT TERM DEFENSIVE STRATEGY.

We propose adding the following sentence: "As a result of these limitations, it may take a significant amount of time (several years) to move Contract Values in the Fixed Account to Sub-Accounts and therefore this may not provide an effective short term defensive strategy."

16. IN "CHARGES AND FEES" SECTION OF THE CONTRACT (SECTION 5(B) ON PAGE 17), REPLACE REFERENCE IN THE FIRST SENTENCE TO "HIGHLIGHTS SECTION" WITH THE "SYNOPSIS (SECTION 2)".

Agreed.

17. IN "CHARGES AND FEES" SECTION OF THE CONTRACT (SECTION 5(B) ON PAGE 17), IN THE SECOND SENTENCE REFERRING TO OPTIONAL BENEFIT FEES, EITHER ADD A CROSS "SYNOPSIS (SECTION 2)" OR ADD A DESCRIPTION OF THE BASIS AND AMOUNT OF EACH OF THESE FEES IN SECTIONS 6 AND 7.

We propose adding a cross-reference to the Synopsis (Section 2).



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18.  IN "ANNUITY PAYOUTS" SECTION OF THE CONTRACT (SECTION 5(D) ON PAGE 25), IN
THE THIRD PARAGRAPH OF THE PARAGRAPH ENTITLED "VARIABLE DOLLAR AMOUNT ANNUITY PAYOUTS" UNDER THE SECTION ENTITLED "DO YOU WANT ANNUITY PAYOUTS TO BE FIXED DOLLAR AMOUNT OR VARIABLE DOLLAR AMOUNT?", PLEASE SUPPLEMENTALLY CLARIFY WHETHER AN INVESTOR CAN EVER REVERSE THEIR DECISION TO RECEIVE A FIXED DOLLAR AMOUNT ANNUITY PAYOUT.

As discussed in the first sentence of the second paragraph and the preceding one, once an Annuity Payout begins, whether fixed or variable, an investor may not change their selection.

19.  IN "STANDARD DEATH BENEFITS" SECTION OF THE CONTRACT (SECTION 5(E) ON PAGE
26), IN THE FOURTH SENTENCE OF THE INTRODUCTORY PARAGRAPH, PLEASE ADD REFERENCE THAT ASSET PROTECTION DEATH BENEFIT IS ONLY AVAILABLE IF THE ISSUE AGE(S) OF OWNER(S) AND ANNUITANT ARE 81 - 85.

Agreed.

20.  IN "STANDARD DEATH BENEFITS" SECTION OF THE CONTRACT (SECTION 5(E) ON PAGE
26), IN THE SECTION ENTITLED "WHAT IS THE DEATH BENEFIT AND HOW IS IT CALCULATED?" PLEASE MAKE THE SAME REVISIONS REFERENCED IN COMMENT 6, ABOVE, AND ADD A CROSS REFERENCE TO APPENDIX I FOR EXAMPLES OF HOW THESE DEATH BENEFITS OPERATE.

Agreed. We also propose to add the following cross-reference: "For the Premium Security Death Benefit, please refer to Premium Security Death Benefit examples 1 - 3 in Appendix I and for the Asset Protection Death Benefit, please refer to Asset Protection Death Benefit examples 1 - 2 in Appendix I."

21.  IN "STANDARD DEATH BENEFITS" SECTION OF THE CONTRACT (SECTION 5(E) ON PAGE
27), IN THE SECTION ENTITLED "ADJUSTMENTS FOR SURRENDERS", PLEASE ADD EITHER A STATEMENT CLARIFYING THE IMPACT OF REDUCING ANNIVERSARY VALUE OR ADD A CROSS-REFERENCE TO THE SPECIFIC EXAMPLE(S) THAT ACCENTUATE THIS EFFECT. WHEREVER ELSE POSSIBLE, WE SUGGEST THAT YOU CITE READERS TO SPECIFIC EXAMPLES OF THE EFFECTS OF THE FEATURES DISCUSSED.

We propose adding the following cross-reference to Appendix I: "For the Premium Security Death Benefit, please refer to Premium Security Death Benefit examples 1 - 3 in Appendix I and for the Asset Protection Death Benefit, please refer to Asset Protection Death Benefit examples 1 - 2 in Appendix I."

22.  IN "OTHER PROGRAMS AVAILABLE" SECTION OF THE CONTRACT (SECTION 5(F) ON PAGE
29), IN THE PARAGRAPH ENTITLED "DOLLAR COST AVERAGING PLUS", DELETE THE PARENTHETICAL REFERENCING ACCESS CONTRACTS).

Agreed.

23.  IN "OTHER PROGRAMS AVAILABLE" SECTION OF THE CONTRACT (SECTION 5(F) ON PAGE
29), IN THE SECOND SENTENCE OF THE PARAGRAPH ENTITLED "DOLLAR COST AVERAGING PLUS", PLEASE EXPLAIN WHETHER THE $5,000 INVESTMENT REFERENCED APPLIES TO EACH INVESTMENT OR IS A ONE-TIME ONLY MINIMUM.

We propose adding wording stating that "This minimum amount applies to the initial and all subsequent Premium Payments."

24.  IN "OTHER PROGRAMS AVAILABLE" SECTION OF THE CONTRACT (SECTION 5(F) ON PAGE
29), IN THE PARAGRAPH ENTITLED "DOLLAR COST AVERAGING PLUS", PLEASE SUPPLEMENTALLY EXPLAIN WHY AN INVESTOR MIGHT WANT TO TAKE ADVANTAGE OF THIS PROGRAM.

Dollar cost averaging may be an effective way for an investor to offset some of the risk of investing during market peaks and valleys.

25.  IN "OTHER PROGRAMS AVAILABLE" SECTION OF THE CONTRACT (SECTION 5(F) ON PAGE
29), IN THE PARAGRAPH ENTITLED "DOLLAR COST AVERAGING PLUS", PLEASE SUPPLEMENTALLY EXPLAIN WHETHER TRANSFERS MUST BE MADE ON A PERIODIC OR
AUTOMATIC BASIS.

Transfers are done automatically based on the frequency selected by the Owner (annual, semi-annual, quarterly and monthly). We propose adding the word "periodically" after the words "special pre-authorized" in the first sentence of this paragraph.

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26.  IN "OTHER PROGRAMS AVAILABLE" SECTION OF THE CONTRACT (SECTION 5(F) ON PAGE
29), IN THE FOURTH PARAGRAPH UNDER THE SECTION ENTITLED "DOLLAR COST AVERAGING PLUS", PLEASE EXPLAIN HOW DIFFERENT INTEREST RATES MAY BE CREDITED DURING DIFFERENT EFFECTIVE PERIODS AND NEW PROGRAMS. ADD AN EXAMPLE IF NEEDED TO
CLARIFY THIS POINT.

Please refer to existing disclosure which reads:

"All Program Payments, including any subsequent Program Payment, must meet the Program minimum. Any subsequent Program Payments we receive during an active Program transfer period which are received during the same interest rate effective period will be credited to the current Program. Any subsequent Program Payments we receive during an active Program transfer period which are received during a different interest rate effective period will be used to start a new Program. That Program will be credited with the interest rate in effect on the date we start the new Program. Unless you send us different instructions, the new Program will be the same length of time as your current Program and will allocate the subsequent Program Payments to the same Sub-Accounts."

27.  IN "OTHER PROGRAMS AVAILABLE" SECTION OF THE CONTRACT (SECTION 5(F) ON PAGE
30), IN THE SECTION ENTITLED "INVESTEASE PROGRAM", PLEASE SUPPLEMENTALLY
EXPLAIN WHETHER TRANSFERS MAY BE SPORADIC OR REGULAR.

As noted in the current prospectus, the regularity of transfers is chosen by the investor and can be changed at any time.

28. IN THE "MAV PLUS" SECTION OF "OPTIONAL DEATH BENEFITS" (SECTION 6(A) ON PAGE 31), IN THE FIFTH SENTENCE OF THE THIRD FULL PARAGRAPH UNDER THE PARAGRAPH ENTITLED "HOW DOES THIS RIDER HELP ACHIEVE THIS GOAL?", PLEASE CLARIFY WHAT THE "CALCULATION DATE" IS AND ITS EFFECTS.

The calculation date refers to the date we receive due proof of death. We propose replacing this reference with the words "on the date we receive due proof of death."

29. IN THE "MAV PLUS" SECTION OF "OPTIONAL DEATH BENEFITS" (SECTION 6(A) ON PAGE 31), IN THE FIFTH FULL PARAGRAPH UNDER THE PARAGRAPH ENTITLED "HOW DOES THIS RIDER HELP ACHIEVE THIS GOAL?" (I.E., "WE IMPOSE A DEATH BENEFIT IF"), PLEASE SUPPLEMENTALLY EXPLAIN WHAT THE FIRST BULLET ADDS TO THE DESCRIPTION OF THE DEATH BENEFIT LIMITS.

The first sentence is intended to alert investors to the potential application of our contract aggregation policy with regard to death benefits.

30. IN THE "MAV PLUS" SECTION OF "OPTIONAL DEATH BENEFITS" (SECTION 6(A) ON PAGE 31), IN THE FIFTH FULL PARAGRAPH UNDER THE PARAGRAPH ENTITLED "HOW DOES THIS RIDER HELP ACHIEVE THIS GOAL?" (I.E., "WE IMPOSE A DEATH BENEFIT IF"), PLEASE SUPPLEMENTALLY EXPLAIN WHAT WHETHER THE $5 MILLION AGGREGATE PREMIUM PAYMENT CAP APPLIES TO ALL ASPECTS OF THE CONTRACT AND NOT JUST THIS RIDER.

This same verbiage is used throughout the Prospectus and applies regardless of the rider(s) chosen.

31. IN THE "MAV PLUS" SECTION OF "OPTIONAL DEATH BENEFITS" (SECTION 6(A) ON PAGE 31), IN THE SIXTH FULL PARAGRAPH UNDER THE PARAGRAPH ENTITLED "HOW DOES THIS RIDER HELP ACHIEVE THIS GOAL?" (I.E., "WHEN THE LIMIT APPLIES . . . "), PLEASE SUPPLEMENTALLY EXPLAIN WHAT THE "ADJUSTMENT" FOR SURRENDERS IS AND CROSS-REFERENCE TO AN APPROPRIATE EXAMPLE.

The "adjustment" refers to the types of adjustments referenced in the "Adjustments for Surrenders" paragraph within section 5(e). We propose adding the following sentences:

"We calculate the adjustment to your aggregate Premium Payments for any Surrenders by reducing your aggregate Premium Payments on a dollar-for-dollar basis for any Surrenders within a Contract Year up to 10% of aggregate Premium Payments. After that, we reduce your aggregate Premium Payments proportionately based on the amount of any Surrenders that exceed 10% of aggregate Premium Payments divided by your aggregate Contract Value at the time of Surrender. Please refer to the examples in Appendix I for illustrations of this adjustment. Please refer to MAV Plus examples 1 & 2 in Appendix I for more information."



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32.  IN THE "MAV PLUS" SECTION OF "OPTIONAL DEATH BENEFITS" (SECTION 6(A) ON
PAGE 31), IN THE SECTION ENTITLED "WHEN CAN YOU BUY THIS RIDER" PLEASE CLARIFY THAT "MAV" IS OFFERED IN STATES WHERE "MAV PLUS" IS UNAVAILABLE.

We propose adding the following in lieu of the last sentence of this section:

"You may not choose this optional death benefit if you and/or your Annuitant are age 76 or older on the Contract issue date. In states where the MAV Plus Death Benefit is not available, we offer the "Maximum Anniversary Value (MAV) Death Benefit" for the same additional fee. The MAV Death Benefit is the same as the MAV Plus Death Benefit but excludes the Earnings Protection Benefit."

33. IN THE "MAV PLUS" SECTION OF "OPTIONAL DEATH BENEFITS" (SECTION 6(A) ON PAGE 32), IN THE SECTION ENTITLED "DOES THIS RIDER REPLACE THE STANDARD DEATH BENEFIT?", PLEASE CLARIFY HOW THIS RIDER OVERLAYS UPON STANDARD DEATH BENEFITS AND THAT AN INVESTOR CAN NOT COLLECT TWO DEATH BENEFITS.

We propose adding the following sentence in lieu of the response in this section:

"No. If you elect MAV Plus, the benefit we pay upon death will be the greater of the Premium Security Death Benefit and the MAV Plus Death Benefit."

34. IN THE "MAV PLUS" SECTION OF "OPTIONAL DEATH BENEFITS" (SECTION 6(A) ON PAGE 32), IN THE SECTION ENTITLED "CAN WE AGGREGATE CONTRACTS?", PLEASE ANSWER AFFIRMATIVELY AND ELABORATE.

We propose adding the following in lieu of the response in this section:

"Yes. Total death benefits associated with one or more deferred variable annuities issued by us or our affiliates are subject to an aggregate limit of the lesser of $5 million of Premium Payments (reduced by an adjustment for Surrenders) or $1 million of Contract Value. However, if you add Premium Payments to any of your Contracts such that aggregate Premium Payments total to $5 million or more, the aggregate death benefit will be the greater of the maximum death benefit above or:

    o The aggregate Contract Value; plus

    o The aggregate death benefits in excess of the aggregate Contract Values at the time you added the Premium Payments to your Contracts.

Any reduction in death benefits to multiple variable annuity contracts will be in proportion to the Contract Value at the time of reduction."

35. IN THE "WHEN CAN YOU BUY THIS RIDER?" OF SECTION 7(A) (PAGE 33), PLEASE DELETE REFERENCES TO "PLUS" CONTRACTS WHERE EVER INAPPLICABLE.

Agreed.

36. PLEASE MARK THE FIRST SENTENCE IN THE SIXTH PARAGRAPH UNDER THE HEADING "IS THIS RIDER DESIGNED TO PAY YOU WITHDRAWAL BENEFITS FOR YOUR LIFETIME?" OF
SECTION 7(A)(PAGE 33) IN BOLD.

Agreed.

37. IN THE SAME SENTENCE REFERENCED IN COMMENT 36, REPLACE THE WORD "MAY BE" WITH THE WORDS "COULD BE SIGNIFICANTLY".

Agreed.

38. IN THE FIRST SENTENCE IN THE SEVENTH PARAGRAPH UNDER THE HEADING "IS THIS RIDER DESIGNED TO PAY YOU WITHDRAWAL BENEFITS FOR YOUR LIFETIME?" OF SECTION 7(A)(PAGE 34), PLEASE INDICATE THAT THE BENEFIT AMOUNT WILL BE RECALCULATED WHEN A SURRENDER WITHIN A CALENDAR YEAR EXCEEDS THE ANNUAL BENEFIT PAYMENT.

We respectfully disagree with this comment inasmuch as the first two bullets appearing immediately below this paragraph address this and other relevant scenarios. Moreover, the Benefit Amount is adjusted for every partial Surrender and not just those that exceed the Benefit Payment.



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39.  IN THE BULLETS APPEARING AFTER THE SEVENTH PARAGRAPH UNDER THE HEADING "IS
THIS RIDER DESIGNED TO PAY YOU WITHDRAWAL BENEFITS FOR YOUR LIFETIME?" OF
SECTION 7(A)(PAGE 34), PLEASE CROSS REFERENCE TO THE APPLICABLE EXAMPLES WITHIN APPENDIX I ILLUSTRATING BENEFIT AMOUNT RECALCULATIONS.

At the conclusion of these bullets, we propose adding the following sentence:

"Please refer to examples 2 - 6 for The Hartford's Principal First Preferred in Appendix I for illustrations regarding recalculation of your Benefit Amount."

40. IN THE FIRST SENTENCE OF THE NINTH PARAGRAPH UNDER THE HEADING "IS THIS RIDER DESIGNED TO PAY YOU WITHDRAWAL BENEFITS FOR YOUR LIFETIME?" OF SECTION 7(A)(PAGE 34), PLEASE CLARIFY THAT REQUIRED MINIMUM DISTRIBUTIONS ARE COMPUTED ON A CALENDAR YEAR WHEREAS BENEFIT AMOUNTS ARE DETERMINED ON THE BASIS OF A CONTRACT YEAR.

We propose replacing the reference to "an annual basis" with the following "a calendar year basis (i.e., compared to a Contract Year basis)".

41. IN THE PARAGRAPH ENTITLED "WHAT EFFECT DO PARTIAL OR FULL SURRENDERS HAVE ON YOUR BENEFITS UNDER THE RIDER?" OF SECTION 7(A) (PAGE 34), PLEASE EXPLAIN WHETHER THERE ARE ANY TAX CONSEQUENCES ASSOCIATED WITH PARTIAL OR FULL SURRENDERS.

We propose adding the following statement at the conclusion of this paragraph:
"Please see section 9(C)(2(d) & 10(F) for more information."

42. PLEASE EXPLAIN SPOUSAL CONTINUATION IN THE PARAGRAPH ENTITLED "CAN YOUR SPOUSE CONTINUE YOUR WITHDRAWAL BENEFIT?" OF SECTIONS 7(A) (PAGE 34) AND 9(D)(PAGE 53).

We propose replacing the response with the following:

"Yes. If the Owner dies and the Beneficiary is the deceased Owner's Spouse at the time of death, the Spouse may continue the Contract and this rider. This right may be exercised only once during the term of the Contract."

43. PLEASE SUPPLEMENTALLY EXPLAIN THE BASIS FOR INVESTMENT RESTRICTIONS DISCUSSED IN THE PARAGRAPH ENTITLED "ARE THERE RESTRICTIONS ON HOW YOU MUST INVEST?" OF SECTION 7(A) (PAGE 35).

These and similar restrictions are intended to safeguard against reckless investments in more volatile underlying funds such as certain growth sub-accounts.

44. PLEASE SUPPLEMENTALLY EXPLAIN HOW THE POTENTIAL ENFORCEMENT OF INVESTMENT RESTRICTIONS DISCUSSED IN THE PARAGRAPH ENTITLED "ARE THERE RESTRICTIONS ON HOW YOU MUST INVEST?" OF SECTION 7(A) (PAGE 35) WILL BE COMMUNICATED TO AFFECTED INVESTORS.

We envision directly notifying affected investors of the enforcement of these restrictions in advance. In addition, we would anticipate eliminating any marketing materials that reflect the current waiver of these restrictions.

45. PLEASE ADD A BULLET TO THE PARAGRAPH ENTITLED "OTHER INFORMATION" OF SECTIONS 7(A)(PAGE 35) AND 7(D)(PAGE 53) HIGHLIGHTING THAT WHEN THE CONTRACT VALUE IS SMALL IN RELATION TO THE BENEFIT AMOUNT, SURRENDERS MAY HAVE A SIGNIFICANT EFFECT ON FUTURE BENEFIT PAYMENTS.

We propose adding the following additional bullet:

    o When the Contract Value is small in relation to the Benefit Amount, Surrenders may have a significant effect on future Benefit Payments.

46. PLEASE SUPPLEMENTALLY EXPLAIN WHETHER THE GUARANTEED MINIMUM DEATH BENEFIT AVAILABLE UNDER THE HARTFORD'S LIFETIME INCOME FOUNDATION (SECTION 7(B) ON PAGE
36) IS PREFERABLE TO STANDARD DEATH BENEFITS.

The Guaranteed Minimum Death Benefit is return of investment feature only designed to enhance the withdrawal feature. Standard Death Benefits such as the Premium Security Death Benefit focuses instead on, among other things, Maximum Anniversary Value and payment of Contract Value if greater than Premium Payments.



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47.  PLEASE ADD A PROMINENT STATEMENT TO THE SECOND BULLET OF THE PARAGRAPH
ENTITLED "HOW DOES THIS RIDER HELP ACHIEVE THIS GOAL?" (SECTIONS 7(B) ON PAGE 36, 7(C) ON PAGE 43 AND APPENDIX C ON PAGE 103) HIGHLIGHTING THAT THE GUARANTEED MINIMUM DEATH BENEFIT REPLACES THE STANDARD DEATH BENEFITS PROVIDED UNDER THE CONTRACT.

We propose adding the following statement at the conclusion of this bullet:

"THIS GUARANTEED MINIMUM DEATH BENEFIT REPLACES THE STANDARD DEATH BENEFITS PROVIDED UNDER THIS CONTRACT."

48. PLEASE CLARIFY IN CLAUSE A OF THE PARTIAL SURRENDERS BULLET UNDER THE PARAGRAPH ENTITLED "DOES THE BENEFIT AMOUNT/PAYMENT BASE CHANGE UNDER THIS RIDER?" (SECTIONS 7(B) ON PAGE 37 AND 7(C) ON PAGE 44) THAT THE RELEVANT TIME PERIOD FOR ASSESSING CUMULATIVE PARTIAL SURRENDERS IS A CONTRACT YEAR.

Following the words "If cumulative partial Surrenders", we propose adding the words "during any Contract Year and".

49. IN THE SAME BULLET REFERENCED IN COMMENT 48, PLEASE SUPPLEMENTALLY EXPLAIN HOW THE THRESHOLD IS AFFECTED BY SUBSEQUENT PREMIUM PAYMENTS.

As noted in the definition of this term, subsequent Premium Payments affect the Threshold by increasing Contract Value.

50. IN THE SAME BULLET REFERENCED IN COMMENT 48, PLEASE CROSS REFERENCE TO APPLICABLE EXAMPLES IN APPENDIX I.

We direct your attention to the cross reference in the last sentence of this paragraph directing investors to the examples within Appendix I.

51. PLEASE CLARIFY IN CLAUSE C OF THE PARTIAL SURRENDERS BULLET UNDER THE PARAGRAPH ENTITLED "DOES THE BENEFIT AMOUNT/PAYMENT BASE CHANGE UNDER THIS RIDER?" (SECTIONS 7(B) ON PAGE 37 AND 7(C) ON PAGE 45)WHAT THE "PROPORTIONATE" BASIS IS FOR REDUCING THE PAYMENT BASE IN CONJUNCTION WITH PARTIAL SURRENDERS.

As discussed, this detailed formula is set forth in the contract rider filed with each state. The rider accompanies each contract. This information varies based on a number of different circumstances and accordingly consumes several pages. In the interests of clarity, we therefore respectfully decline this suggestion.

52. PLEASE SUPPLEMENTALLY COMMENT IF THERE IS AN INCONSISTENCY BETWEEN THE REFERENCES TO THE GUARANTEED MINIMUM DEATH BENEFIT PROCEEDS DISCUSSED IN THE FIRST FULL SENTENCE OF THE PARAGRAPH ENTITLED "IS THIS RIDER DESIGNED TO PAY YOU A DEATH BENEFIT?" (SECTIONS 7(B) ON PAGE 38 AND 7(C) ON PAGE 45) AND THE FIRST SENTENCE OF THE SECOND PARAGRAPH UNDER THE PARAGRAPH ENTITLED "CAN YOU REVOKE THIS RIDER?" (SECTIONS 7(B) ON PAGE 38 AND 7(C) ON PAGE 46).

As indicated by the prefatory clause of the second reference, the Guaranteed Minimum Death Benefit is reduced to payment of Contract Value only if the rider is terminated. The first reference presumes that the rider is in full force in effect as a condition precedent to receiving the greater of Premium Payments or Contract Value.

53. PLEASE SUPPLEMENTALLY EXPLAIN WHY AN IMPERMISSIBLE CHANGE IN A COVERED LIFE UNDER THE JOINT/SPOUSAL OPTION (SECTIONS 7(B) ON PAGES 38 - 39 AND 7(C) ON
PAGES 46 - 47) WILL RESULT IN A REVOCATION OF THE WITHDRAWAL BENEFIT.

The forfeiture was intended to preclude abusive contract ownership transfers where a presumably older successor-Owner could claim a higher Withdrawal Percent and thereby increase Lifetime Benefit Payments.

54. IN CLAUSE B OF THE SECOND SET OF BULLETS UNDER THE PARAGRAPH ENTITLED "WHAT HAPPENS IF YOU CHANGE OWNERSHIP?" (SECTIONS 7(B) ON PAGE 39 AND 7(C) ON PAGE
47) PLEASE SUPPLEMENTALLY EXPLAIN HOW THERE COULD BE AN "OLDER" COVERED LIFE IF THE SINGLE LIFE OPTION WAS CHOSEN.

As noted in the paragraph entitled "When can you buy this rider?", under the Single Life Option, the Covered Life is most often the same as the Contract Owner but may include a joint Owner and in such instance, the "Relevant Covered Life" would be the older of the two lives.

55. IN THE SECOND TO LAST SENTENCE UNDER THE PARAGRAPH ENTITLED "WHAT HAPPENS IF YOU CHANGE OWNERSHIP?" (SECTIONS 7(B) ON PAGE 39 AND 7(C) ON PAGE 47) PLEASE SUPPLEMENTALLY EXPLAIN HOW THE ISSUE AGE LIMITATION MIGHT BE DETERMINED IF THE RIDER WAS NO LONGER SOLD.

We may wish to reset the maximum issue age for these riders from time to time. These changes might impact the availability of this rider to successor-Owners. If we inadvertently failed to declare a maximum issue age before we ceased offering the riders, we are concerned that an implication might exist that we could be precluded from doing so later. Therefore the language presented attempts to preserve this right but safeguards investors against an inconsistent standard.

56. IN THE THIRD SENTENCE OF THE FIRST PARAGRAPH UNDER THE "SINGLE LIFE OPTION" CLAUSE OF THE PARAGRAPH ENTITLED "CAN YOUR SPOUSE CONTINUE YOUR WITHDRAWAL BENEFITS" (SECTIONS 7(B) ON PAGE 41 AND 7(C) ON PAGE 48), PLEASE CHANGE REFERENCE TO "SPOUSAL CONTINUATION" TO "SPOUSAL CONTINUATION".

Agreed.

57. PLEASE ADD EXAMPLES OF THE IMPACT OF A SPOUSE CONTINUING WITHDRAWAL BENEFITS IN THE PARAGRAPH ENTITLED "CAN YOUR SPOUSE CONTINUE YOUR WITHDRAWAL BENEFITS" (SECTIONS 7(B) ON PAGE 41 AND 7(C) ON PAGE 48).

We propose adding a cross reference to Appendix B wherein we would insert the following:

"On date of Spousal Continuation, we increase the Contract Value to equal the Death Benefit (if greater). For illustration purposes, we will assume the Contract Value on the date of continuation is set equal to the Death Benefit of $150,000 and the Payment Base is $125,000. The values for the rider are impacted as follows:

Payment Base = $150,000 (greater of Contract Value or Payment Base on date of continuation)

WP = existing Withdrawal Percent if partial Surrender have been taken, or else it is set using the remaining spouse's attained age on the Contract Anniversary prior to the first partial Surrender (for this example we will say it is 6%).

LBP = $9,000 (WP x greater of Payment Base or Contract Value on date of continuation)

Death Benefit = $150,000 (Contract Value on date of continuation)

Maximum Contract Value (LIB II Only) = $150,000 (greater of Contract Value or Payment Base on date of continuation)

58. PLEASE SUPPLEMENTALLY EXPLAIN WHAT THE "ANNUITIZATION OPTIONS ALLOWED UNDER THIS RIDER" ARE AS REFERENCED IN THE FIRST SENTENCE OF THE FIRST PARAGRAPH
UNDER THE PARAGRAPH ENTITLED "WHAT HAPPENS IF YOU ANNUITIZE YOUR CONTRACT?" (SECTIONS 7(B) ON PAGE 41 AND 7(C) ON PAGE 49).

For the Single Life Option, the option would be the Fixed Lifetime and Period Certain Payout and for the Joint/Spousal Option (if both spouses are living), this would be the Fixed Joint & Survivor Lifetime and Period Certain Payout (or if only one spouse is living, then the Fixed Lifetime and Period Certain Payout); all as specifically noted in the accompanying text.

59. PLEASE SUPPLEMENTALLY EXPLAIN WHAT THE "PAYOUT ANNUITY" REFERENCED IN THE SECOND SENTENCE OF THE SECOND PARAGRAPH UNDER THE PARAGRAPH ENTITLED "WHAT HAPPENS IF YOU ANNUITIZE YOUR CONTRACT?" (SECTIONS 7(B) ON PAGE 41 AND 7(C) ON PAGE 49) REFERS TO.

This annuity option is the same as those referenced in the response to comment
58.

60. PLEASE REVISE THE REFERENCE FROM A "GUARANTEED PAYMENT PERIOD" TO A "PERIOD CERTAIN PAYOUT" AS APPEARING IN THE LAST PARAGRAPH OF THE "SINGLE LIFE OPTION" CLAUSE UNDER THE PARAGRAPH ENTITLED "WHAT HAPPENS IF YOU ANNUITIZE YOUR CONTRACT?" (SECTIONS 7(B) ON PAGE 42 AND 7(C) ON PAGE 49).

Agreed.

61. PLEASE ADD REFERENCE AFTER THE THIRD SENTENCE IN THE FOURTH PARAGRAPH UNDER THE "JOINT/SPOUSAL OPTION" CLAUSE UNDER THE PARAGRAPH ENTITLED "WHAT HAPPENS IF YOU ANNUITIZE YOUR CONTRACT?" (SECTIONS 7(B) ON PAGE 42 AND 7(C) ON PAGE 49) TO THE IMPACT A HIGHER REMAINING GUARANTEED MINIMUM DEATH BENEFIT MAY HAVE ON THE DURATION OF THE PERIOD CERTAIN.

We propose adding the following sentence:

"Therefore, the higher your then remaining Guaranteed Minimum Death Benefit is at the time of annuitization, the longer the time period you will be entitled to receive annuitization payments."

62. PLEASE HIGHLIGHT THE FIRST SENTENCE OF THE PARAGRAPH ENTITLED "ARE THERE RESTRICTIONS ON THE AMOUNT OF SUBSEQUENT PREMIUM PAYMENTS?" (SECTIONS 7(B) ON PAGE 42, 7(C) ON PAGE 49 AND APPENDIX C ON PAGE 107).

Agreed.

63. PLEASE CLARIFY THE FIRST SENTENCE OF THE SIXTH BULLET UNDER THE PARAGRAPH ENTITLED "OTHER INFORMATION" (SECTIONS 7(B) ON PAGE 43 AND 7(C) ON PAGE 50).

We propose replacing this sentence with the following:

"You may select this rider only at the time of sale and once you do so, you may not add any other optional withdrawal benefits during the time you own this Contract."

64. PLEASE CONFORM THE "OBJECTIVE" OF THE HARTFORD'S LIFETIME INCOME FOUNDATION AND THE HARTFORD'S LIFETIME INCOME BUILDER II (SECTIONS 7(B) ON PAGE 35 AND
7(C) ON PAGE 43) WITH THE DESCRIPTION OF THE GUARANTEED MINIMUM DEATH BENEFIT.

We propose replacing the reference to "Premium Payments" with "investment".

65. PLEASE SUPPLEMENTALLY EXPLAIN HOW THE "RELEVANT COVERED LIFE" IS CHOSEN AS NOTED IN THE PARAGRAPH ENTITLED "WHEN CAN YOU BUY THIS RIDER?" (SECTION 7(C) ON PAGE 44).

The application will identify relevant information regarding the Owner, joint Owner and Annuitant. We will then establish the identity of the "Relevant" Covered Life based on the issue rules stated.

66. PLEASE STATE IN THE FIRST BULLET ENTITLED "AUTOMATIC PAYMENT BASE INCREASES" UNDER THE PARAGRAPH ENTITLED "DOES THE BENEFIT AMOUNT/PAYMENT BASE CHANGE UNDER THIS RIDER?" (SECTION 7(C) ON PAGE 44 AND APPENDIX C ON PAGE 103) THAT PAYMENT BASE INCREASES NEED NOT OCCUR EACH YEAR.

We propose adding the following sentence at the conclusion of this bullet:

"Automatic Payment Base increases will not take place if the investment performance of your Sub-Accounts is neutral or negative."

67. IN REGARD TO THE FIRST BULLET ENTITLED "AUTOMATIC PAYMENT BASE INCREASES" UNDER THE PARAGRAPH ENTITLED "DOES THE BENEFIT AMOUNT/PAYMENT BASE CHANGE UNDER THIS RIDER?" (SECTION 7(C) ON PAGE 44), PLEASE ADD A CROSS-REFERENCE TO EXAMPLES OF HOW THE FACTOR USED TO ESTABLISH AUTOMATIC PAYMENT BASE INCREASES ARE AFFECTED BY THEN CURRENT ANNIVERSARY VALUES.

We propose adding the following cross-reference to Appendix I: "Please refer to The Hartford's Lifetime Income Builder II example 7 in Appendix I."



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68.  IN THE LAST BULLET UNDER THE PARAGRAPH ENTITLED "OTHER INFORMATION"
(SECTION 7(D) ON PAGE 54 AND APPENDIX C ON PAGE 108), PLEASE ADD A STATEMENT THAT IN NO EVENT SHALL THE RIDER FEE BE GREATER THAN THE MAXIMUM FEE STATED IN THE FEE TABLE.

We propose adding the following sentence at the conclusion of this bullet:

"This is subject to the maximum fee disclosed in the Fee Table (section 2)."

69. IN THE DEFINITION OF "ANNUITY COMMENCEMENT DATE" (SECTION 8(A) ON PAGE 54), PLEASE EDIT TO READ "IN OUR SOLE DISCRETION".

Agreed.

70. IN THE SECOND SENTENCE OF THE DEFINITION OF "BENEFIT AMOUNT" (SECTION 8(A) ON PAGE 54), PLEASE ADD THE WORDS "IF APPLICABLE" AFTER REFERENCE TO "PAYMENT ENHANCEMENTS".

Agreed.

71. PLEASE CHANGE THE REFERENCE IN THE DEFINITION OF "SUB-ACCOUNT VALUE" FROM "THAT SUB-ACCOUNT" TO "EACH SUB-ACCOUNT".

Agreed.

72. PLEASE DELETE REFERENCES TO ACCESS AND CORE CONTRACTS IN THE SECOND SENTENCE OF THE THIRD PARAGRAPH UNDER THE CLAUSE ENTITLED "COMMISSIONS" APPEARING IN SECTION 8(E) (PAGE 58).

Agreed.

73. PLEASE SUPPLEMENTALLY EXPLAIN THE REASON FOR REFERRING TO BENEFIT AMOUNT AND PAYMENT BASE THROUGHOUT OPTIONAL RIDERS.

The intent was to improve the ability of a consumer (or their registered representative) to compare optional features on a point-by-point basis using consistent questions throughout the prospectus.

74. PLEASE SUPPLEMENTALLY VERIFY WHETHER REFERENCES TO "BENEFIT PAYMENT" IN THE SECOND SENTENCE OF THE FIRST PARAGRAPH UNDER THE PARAGRAPH ENTITLED "DOES THE BENEFIT AMOUNT/PAYMENT BASE CHANGE UNDER THIS RIDER? (APPENDIX C ON PAGE 103) ARE CORRECT.

We have verified that these references are correct.

75. PLEASE SUPPLEMENTALLY CONFIRM WHETHER SUBSEQUENT PREMIUM PAYMENTS COULD AFFECT PAYOUT OPTIONS (APPENDIX C ON PAGE 107).

No additional Premium Payments are permissible once annuitization takes place.

76. IN THE HIGHLIGHTS SECTION, PLEASE ADD A STATEMENT THAT CERTAIN OPTIONAL WITHDRAWAL BENEFITS MAY BE SUBJECT TO INVESTMENT RESTRICTIONS AND THAT WITHDRAWALS IN EXCESS OF PERMISSIBLE LIMITS MAY MATERIALLY AFFECT GUARANTEES.

We propose adding the following statement after the "Optional Withdrawal Benefits" discussion appearing in section 1(b) on page 4:

"Certain optional withdrawal benefit riders include investment restrictions that we do not current enforce. If enforced, these restrictions could impact your investment performance and Sub-Account choices.

Optional withdrawal benefits are very acutely affected by Surrenders in excess of permissible limits (speed limits). Because violation of these restrictions could accelerate depletion of future withdrawals and "lifetime" benefits, investors should carefully consider their liquidity needs before selecting any of these optional riders."

77. PLEASE REPLACE THE FIRST SENTENCE OF APPENDIX A (PAGE 92) WITH WORDING COMPARABLE TO THE INTRODUCTORY PARAGRAPH OF THE RELEVANT PORTION OF THE COMPARABLE FILING REFERENCED IN COMMENT 2, ABOVE.

We propose adding the following replacement wording:

"In addition to the Variable Annuity Contract described in this Prospectus, we offer other variable annuities, each having different features, fees and charges. Your Registered Representative can help you decide which is best for you based on your individual circumstances, time horizon and policy feature preferences."

78. IN THE FIRST SENTENCE OF THE THIRD PARAGRAPH OF APPENDIX A (PAGE 92), PLEASE REPLACE REFERENCES TO "OUR PRODUCTS" WITH "CERTAIN OF OUR OTHER VARIABLE ANNUITIES NOT OFFERED HEREUNDER".

Agreed.

79. PLEASE ADD A PARENTHETICAL AFTER REFERENCE IN APPENDIX A TO THE "CORE PRODUCT" EXPLAINING THAT THIS REFERS TO "DIRECTOR M" (PAGE 92).

We propose adding the following parenthetical: "(referenced as "Director M")".

80. IN THE FIRST SENTENCE FOLLOWING THE "CONTRACT OWNER TRANSACTION EXPENSES" SECTION OF APPENDIX A (PAGE 93), AND WHEREVER ELSE REFERENCED, PLEASE REVISE REFERENCES TO "THE CONTRACT" SO AS TO REFER TO CERTAIN OF OUR OTHER VARIABLE ANNUITIES NOT OFFERED HEREUNDER.

Agreed.

Thank you for your continued cooperation and attention to this matter. We are hopeful that your acceptance of these modifications will permit us to file a final approved Rule 485(b) submission before the effective date of July 20, 2006. As discussed, we shall also resubmit today our Rule 485(b)(1)(vii) request originally dated May 22, 2006. Moreover, we undertake to make these changes to the two Rule 485(a) amendments filed on June 2, 2006 with respect to Harford Life Insurance Company (File No. 333-36132) and Hartford Life and Annuity Insurance Company (File No. 333-95789).

We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Please feel free to contact either Sarah Patterson or me if you have any questions or if we may be of further assistance.

Very truly yours,

/s/ Richard Wirth